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SEC FILE NUMBER
8-51615

AB 3/30

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

J. SCOTT SECURITIES CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 INDIANA STREET, SUITE 200
(No. and Street)

GOLDEN (City) COLORADO (State) 80401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN A SCOTT (303)-273-0100
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EHRHARDT KEEFE STEINER & HOTTMAN PC
(Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400 (Address) DENVER (City) COLORADO (State) 80237 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 08 2006
WASH, D.C. 203

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

BB 6/9

J. SCOTT SECURITIES CORP.

Financial Statements
and
Independent Auditors' Report
December 31, 2005

EKS&H

EHRHARDT ◦ KEEFE
STEINER ◦ HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

OATH OR AFFIRMATION

I, John A Scott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of J. Scott Securities Corp., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Susan M Pitts

Notary Public

SUSAN M. PITTS NOTARY PUBLIC STATE OF COLORADO 7/27/09

This report** contains (check all applicable boxes):

- [X] a. Facing page.
- [X] b. Statement of Financial Condition.
- [X] c. Statement of Income (Loss).
- [X] d. Statement of Cash Flows.
- [X] e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] g. Computation of Net Capital.
- [ ] h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.
- [X] j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.
- [ ] k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.
- [X] l. An Oath or Affirmation.
- [ ] m. A Copy of the SIPC Supplemental Report.
- [ ] n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

EKS&H
EHRHARDT ° KEEFE
STEINER ° HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
J. Scott Securities Corp.
Golden, Colorado

We have audited the accompanying statement of financial condition of J. Scott Securities Corp. as of December 31, 2005, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Scott Securities Corp. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented only for supplementary analysis purposes and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

January 20, 2006
Denver, Colorado

J. SCOTT SECURITIES CORP.

Statement of Financial Condition
December 31, 2005

Assets

Assets		
Cash and cash equivalents	$	20,920
Commissions and fees receivable		282,416
Furniture and equipment, net of accumulated depreciation of $32,950		1,067
Total assets	$	304,403

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	233,690
Deferred revenue		24,000
Note payable - NASD		12,675
Total liabilities		270,365
Commitments and contingencies		
Stockholder's equity		
Common stock; no par value, 20,000 shares authorized; 1,000 shares issued and outstanding		-
Preferred stock; $10 par value, 100,000 shares authorized; no shares issued and outstanding		-
Retained earnings		34,038
Total stockholder's equity		34,038
Total liabilities and stockholder's equity	$	304,403

See notes to financial statements.

Statement of Operations
For the Year Ended December 31, 2005

Revenue	
Commissions and fees	$ 2,119,205
Other revenue	339,735
Total revenue	2,458,940
Expenses	
Commissions	794,929
Salaries and employee benefits	595,788
Clearance and supervisory costs	187,798
Marketing - affiliate	172,960
Other operating	111,818
Regulatory fees	54,057
Rent	44,954
Penalties	27,246
Professional services	18,208
Depreciation	1,931
Total expenses	2,009,689
Income before income taxes	449,251
Income tax expense	166,224
Net income	$ 283,027

See notes to financial statements.

J. SCOTT SECURITIES CORP.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2005

	Common Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount		
Balance - December 31, 2004	1,000	$ -	$ 39,009	$ 39,009
Net income	-	-	283,027	283,027
Dividends paid	-	-	(287,998)	(287,998)
Balance - December 31, 2005	1,000	$ -	$ 34,038	$ 34,038

See notes to financial statements.

J. SCOTT SECURITIES CORP.

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 283,027
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation	1,931
Loss on disposal of assets	7,803
NASD penalty - note payable issued	15,000
Changes in assets and liabilities	
Commissions and fees receivable	(217,572)
Deposits	25,032
Accounts payable and accrued expenses	99,184
Deferred revenue	24,000
	(44,622)
Net cash provided by operating activities	238,405
Cash flows from investing activities	
Purchase of equipment	(2,066)
Net cash used in investing activities	(2,066)
Cash flows from financing activities	
Payments on notes payable - NASD	(2,325)
Dividends paid	(287,998)
Net cash used in financing activities	(290,323)
Net decrease in cash and cash equivalents	(53,984)
Cash and cash equivalents - beginning of year	74,904
Cash and cash equivalents - end of year	$ 20,920

Supplemental disclosure of cash flow information:

The Company paid $487 for interest during the year ended December 31, 2005.

The Company paid $166,224 for income taxes to its Parent during the year ended December 31, 2005.

See notes to financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies

J. Scott Securities Corp. (the Company) was incorporated in March 1999 in Colorado and is a registered broker-dealer under the Securities and Exchange Act of 1934 (the Act). The Company is a member of the National Association of Securities Dealers, Inc. (NASD). Until August 1, 2005, the Company's principal business activity consisted of executing securities trades for its customers. On August 1, 2005, the Company entered into an agreement with NEXT Financial Group, Inc. (NEXT), a non-affiliated NASD member, to become a registered Office of Supervisory Jurisdiction (OSJ), as defined by the NASD, of NEXT. As a result, the Company ceased execution of securities transactions, transferred its registered representatives and customers to NEXT and began receiving referral fees based upon revenue generated by the transferred representatives (see Note 3).

The Company operates pursuant to Rule 15c3-3(k)(2)(B) of the Act and does not carry customer accounts or clear customer transactions. Accordingly, until July 31, 2005, all transactions were executed and cleared on behalf of the Company by the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation (Pershing) on a fully disclosed basis. The Company's agreement with Pershing provided that, as clearing broker, Pershing would keep such records of the transactions effected and cleared in the customer accounts as customarily kept by a clearing broker pursuant to Rules 17a-3 and 17a-4 of the Act and perform all services customarily incident thereto. All customer funds and securities received, if any, were transmitted directly to Pershing. The Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

The Company is a wholly-owned subsidiary of J. Scott Holdings Corp. (Parent) and is part of a group of companies affiliated by common ownership. Accordingly, these affiliations and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements. The operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

Commissions and Fees Receivable

Commissions and fees receivable are recorded as trades are executed, on a trade date basis. The Company has not provided a reserve for uncollectible accounts, as management believes all receivables are fully collectible.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents and commissions and fees receivable. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions. Commissions and fees receivable consist of receivables for referral fees subject to the Company's underlying agreement with NEXT. The Company periodically performs credit analysis relating to those with whom it does business.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, commissions and fees receivable, accounts payable and accrued expenses, deferred revenue and note payable approximated fair value as of December 31, 2005 because of the relatively short maturity of these instruments.

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation is provided utilizing accelerated methods over the estimated useful lives for owned assets, ranging from 5 to 7 years.

Revenue Recognition

Revenue from stock transactions and referral fees is recorded on a trade date basis, which is the date that a transaction is executed. The Company recognizes revenue from life insurance and annuity contracts upon the issuance of the underlying life insurance policy or annuity contract.

Advertising Costs

The Company expenses advertising costs as incurred.

Income Taxes

The Company files a consolidated return with its parent. Income tax expense (benefit) is allocated based on the Company's proportionate share of income or loss included in the consolidated return. The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized. There are no significant differences that will result in deferred tax assets and liabilities.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Long-Term Debt

Long-term debt consists of the following at December 31, 2005:

Note payable to the NASD with interest at 9.5%. The note calls for monthly principal and interest payments of $688 and matures August 2007 (Note 3).	$ 12,675

Maturities of the long-term obligation are as follows:

Year Ending December 31,	
2006	$ 7,367
2007	5,308
	$ 12,675

Note 3 - Commitments and Contingencies

Operating Leases

The Company entered into a lease agreement through June 2007 with its Parent for its offices. The monthly rent was approximately $3,700 through July 2005 and was then reduced to approximately $240 as a result of the transaction with NEXT (below). The Company also leases various office equipment under separate operating leases.

Rent expense under all operating leases, inclusive of common area maintenance costs allocated from the Parent of approximately $15,000, was $44,954 for the year ended December 31, 2005.

Note 3 - Commitments and Contingencies (continued)

Operating Leases (continued)

Future minimum lease payments, based on the rent allocation in effect at December 31, 2005, are approximately as follows:

Year Ending December 31,		
2006	$	2,898
2007		1,461
	$	4,359

Litigation

In the normal course of business, the Company is party to litigation from time to time. The Company maintains insurance to cover certain actions and believes that resolution of such litigation will not have a material adverse effect on the Company.

NASD Complaint and Settlement

The Company entered into a settlement with the NASD pursuant to an NASD examination and complaint dated April 26, 2005. The NASD alleged that certain of the Company's supervisory systems and procedures were deficient and in violation of NASD Conduct Rule 3010; that the Company failed to timely develop and implement an Anti-Money Laundering Compliance Program as required under Conduct Rule 3011; and that the Company was in violation of the minimum net capital provisions under Rule 15c3-1 at certain times during 2003 and 2004 due to the Company's receipt of customer securities. Without admitting or denying the allegations, the Company agreed to pay a fine of $20,000 consisting of a $5,000 down payment and a $15,000 promissory note (Note 2).

Pledge of Company Assets

The Parent has entered into an agreement with NEXT for a line-of-credit that matures in 2006. The balance of the line-of-credit was $100,000 at December 31, 2005. The assets of the Company are pledged as collateral on the borrowings.

Note 3 - Commitments and Contingencies (continued)

Branch Office Agreement

As discussed in Note 1, on August 1, 2005, the Company entered into an agreement with NEXT, a non-affiliated NASD member and wholly-owned subsidiary of NEXT Financial Holdings, Inc. As a result of the agreement, which can be terminated by either party upon 30 days written notice, the Company became a registered Office of Supervisory Jurisdiction (OSJ), as defined by the NASD, of NEXT. In addition, the Company terminated its registered representatives (Transferred Representatives) who in turn became registered representatives of NEXT to engage in securities sales solely on behalf of NEXT and under the supervision of NEXT for purposes of regulation and supervision of the NASD, the Securities and Exchange Commission (SEC) and state regulatory authorities governing the regulation of securities broker-dealers. Also, as part of the agreement, the customers of the Company were transferred to NEXT. The Company records referral fees based on the gross commissions generated by the Transferred Representatives. The difference between the commissions generated and the amount received, generally 10%-15%, is recorded as clearance and supervisory costs. Commissions paid by the Company on behalf of NEXT to the Transferred Representatives are recorded in commissions expense.

Pursuant to the agreement, the Company became an independent contractor of NEXT in that the Company became responsible for providing administrative and support services and benefits to the Transferred Representatives who continue to conduct business at the offices of the Company. In addition, in order to facilitate payment of commissions as directed by NEXT, the Company agreed to remain as the employer of record for the Transferred Representatives for purposes of payroll, payroll taxes and state worker's compensation insurance.

As part of the agreement, the Parent received options to purchase up to 20,000 shares of NEXT Financial Holdings, Inc. representing a possible ownership of 2%. No options have been exercised.

Note 4 - Related Party Transactions

Salaries and employee benefits for the year ended December 31, 2005 include approximately $282,000 in allocated salaries of certain officers and employees who performed duties for affiliated companies in addition to the services they provided to the Company. Payroll is allocated based on the estimated time incurred.

During the year ended December 31, 2005, the Company paid approximately $173,000 for marketing expenses to a company affiliated through common ownership.

Note 5 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis.

Note 5 - Net Capital Requirements (continued)

According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2005, the net capital data is as follows:

Net Capital	Minimum Capital Requirement	Aggregate Indebtedness	Capital Ratio
$ 19,644	$ 5,000	$ 270,365	13.76

Note 6 - Subsequent Event

Subsequent to December 31, 2005, the Company settled a lawsuit in favor of the Company for $225,000. In accordance with an agreement between the Company and the Parent, the Parent paid costs totaling approximately $31,000 related to the lawsuit and received the proceeds of the settlement. These transactions are not reflected in the accompanying financial statements.

ACCOMPANYING INFORMATION

J. SCOTT SECURITIES CORP.

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2005

Net capital		
Total stockholder's equity	$	34,038
Deductions and/or charges		
Furniture and equipment, net		1,067
Commissions and fees receivable (over 30 days)		13,327
Net capital	$	19,644
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Net capital in excess of minimum requirement	$	14,644
Ratio of aggregate indebtedness to net capital		13.76
Aggregate indebtedness		
Accounts payable and accrued expenses	$	233,690
Deferred revenue		24,000
Note payable - NASD		12,675
Total aggregate indebtedness	$	270,365

Reconciliation With Company's Computation

There is no difference from the Company's computations included in its Part II of Form X-17A-5 as of December 31, 2005, as amended on March 7, 2006, and the audited computation above.

EKS&H
EHRHARDT ° KEEFE
STEINER ° HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-2843
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors and Stockholder
J. Scott Securities Corp.
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedule of J. Scott Securities Corp. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

with offices in
° DENVER & FORT COLLINS °
www.EKSH.com

The Board of Directors and Stockholder
J. Scott Securities Corp.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matters involving the control environment and accounting procedures and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of J. Scott Securities Corp. for the year ended December 31, 2005, and this report does not affect our report thereon dated January 20, 2006. The Company did not supervise the accounting procedures being performed sufficient to realize that certain non-allowable receivables, deferred revenue, commissions and clearance costs were not accounted for correctly which resulted in significant differences between the Company's computation of aggregate indebtedness and net capital pursuant to Rule 15c3-1 and the audited computation. The Company has since corrected the errors and management has informed us that it is now providing greater supervision of the bookkeeping process in an effort to ensure accurate record keeping. Our consideration of internal control indicated that the Company was in compliance with the conditions for exemption under Paragraph (k) (2) (B) of Rule 15c-3-3, and no facts came to our attention indicating that such conditions had not been complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives, except as described in the preceding paragraph.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

January 20, 2006
Denver, Colorado